SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MAGMA DESIGN AUTOMATION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

559181102

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter S. Teshima

Corporate Vice President, Finance and Chief Financial Officer

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

(408) 565-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Karen K. Dreyfus, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$448,738	$17.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,223,830 shares of common stock of Magma Design Automation, Inc. having an aggregate value of $448,738 as of November 19, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17.64

Form or Registration No.: 005 - 77999

Filing party: Magma Design Automation, Inc.

Date filed: November 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on November 20, 2008, relating to an offer by Magma Design Automation, Inc., a Delaware corporation (“Magma” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 6,223,830 shares of the Company’s common stock, whether vested or unvested, that were granted with an exercise price per share above $4.00, except as otherwise described in the Offer to Exchange (the “Eligible Options”). These Eligible Options may be exchanged for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated November 20, 2008 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the cover letter to eligible employees from Rajeev Madhavan, dated November 20, 2008, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D), (v) the Form of Confirmation E-Mail, attached hereto as Exhibit (a)(1)(E), (vi) the Form of Reminder E-Mails, attached hereto as Exhibit (a)(1)(F), and (vii) the Forms of restricted stock unit agreement, attached hereto as Exhibit (a)(1)(G) and Exhibit (a)(1)(H). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries who remain employees of the Company or its subsidiaries through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s executive officers, members of the Company’s board of directors, and the Company’s consultants as of the date of this Exchange Offer are not eligible employees.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Magma is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1650 Technology Drive, San Jose, CA 95110, and the telephone number at that address is (408) 565-7500. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Magma” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of restricted stock units,” and “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of restricted stock units,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of restricted stock units,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of restricted stock units” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of restricted stock units” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 20, 2008.

(a)(1)(B)*	E-mail to all eligible employees from Rajeev Madhavan, dated November 20, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-Mail of receipt of election or withdrawal form.

(a)(1)(F)*	Form of Reminder E-Mails.

(a)(1)(G)*	Form of restricted stock unit agreement (for U.S. employees)

(a)(1)(H)*	Form of restricted stock unit agreement (for Non-U.S. employees)

(a)(1)(I)*	Presentation materials for eligible employees.

(a)(1)(J)	E-mail to employees located in Israel.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, filed on May 14, 2001, File No. 333-60838).

(d)(2)	Form of Stock Option Agreement in connection with the Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed on August 14, 2001, File No. 333-60838).

(d)(3)	Form of Amendment to Stock Option Agreement in connection with the Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, filed on August 14, 2001, File No. 333-60838).

(d)(4)	Registrant’s 2001 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K, filed on June 16, 2008, File No. 000-33213).

(d)(5)	Form of Notice of Grant of Stock Options and Stock Option Agreement in connection with the Registrant’s 2001 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K, filed on June 16, 2008, File No. 000-33213).

(d)(6)	Form of Notice of Stock Option Award and Stock Option Agreement (U.S. employees) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(A) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(7)	Form of Notice of Stock Option Award and Stock Option Agreement (for international employees other than those residing in China, Israel, India and the United Kingdom) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(B) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(8)	Form of Notice of Stock Option Award and Stock Option Agreement (for employees residing in China, Israel and India) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(C) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(9)	Form of Notice of Stock Option Award and Stock Option Agreement (for employees residing in the United Kingdom) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(D) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(10)*	Forms of Stock Option Agreement in connection with the Registrant’s 2001 Stock Incentive Plan (non-U.S. employees).

(d)(11)	Registrant’s 2004 Employee Inducement Award Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 30, 2006, File No. 000-33213).

(d)(12)*	Forms of Stock Option Agreement in connection with the Registrant’s 2004 Employee Inducement Award Plan.

(d)(13)	Moscape, Inc. 1997 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, filed on May 14, 2001, File No. 333-60838).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

MAGMA DESIGN AUTOMATION, INC.

/s/ Peter S. Teshima
Peter S. Teshima
Corporate Vice President, Finance and Chief Financial Officer

Date: December 9, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 20, 2008.

(a)(1)(B)*	E-mail to all eligible employees from Rajeev Madhavan, dated November 20, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-Mail of receipt of election or withdrawal form.

(a)(1)(F)*	Form of Reminder E-Mails.

(a)(1)(G)*	Form of restricted stock unit agreement (for U.S. employees)

(a)(1)(H)*	Form of restricted stock unit agreement (for Non-U.S. employees)

(a)(1)(I)*	Presentation materials for eligible employees.

(a)(1)(J)	E-mail to employees located in Israel.

(b)	Not applicable.

(d)(1)	Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, filed on May 14, 2001, File No. 333-60838).

(d)(2)	Form of Stock Option Agreement in connection with the Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed on August 14, 2001, File No. 333-60838).

(d)(3)	Form of Amendment to Stock Option Agreement in connection with the Registrant’s 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, filed on August 14, 2001, File No. 333-60838).

(d)(4)	Registrant’s 2001 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K, filed on June 16, 2008, File No. 000-33213).

(d)(5)	Form Notice of Grant of Stock Options and Stock Option Agreement in connection with the Registrant’s 2001 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K, filed on June 16, 2008, File No. 000-33213).

(d)(6)	Form of Notice of Stock Option Award and Stock Option Agreement (U.S. employees) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(A) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(7)	Form of Notice of Stock Option Award and Stock Option Agreement (for international employees other than those residing in China, Israel, India and the United Kingdom) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(B) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(8)	Form of Notice of Stock Option Award and Stock Option Agreement (for employees residing in China, Israel and India) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(C) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(9)	Form of Notice of Stock Option Award and Stock Option Agreement (for employees residing in the United Kingdom) for replacement options under the Registrant’s 2001 Stock Incentive Plan in connection with the Registrant’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005 (as amended August 5, 2005) (incorporated herein by reference to Exhibit 99(a)(10)(D) to the Company’s Schedule TO-I, filed on August 5, 2005, File No. 000-77999).

(d)(10)*	Forms of Stock Option Agreement in connection with the Registrant’s 2001 Stock Incentive Plan (non-U.S. employees).

(d)(11)	Registrant’s 2004 Employee Inducement Award Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 30, 2006, File No. 000-33213).

(d)(12)*	Forms of Stock Option Agreement in connection with the Registrant’s 2004 Employee Inducement Award Plan.

(d)(13)	Moscape, Inc. 1997 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, filed on May 14, 2001, File No. 333-60838).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.